                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             GREENBRIAR CORPORATION
             ------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   393648100
             ------------------------------------------------------
                                 (CUSIP Number)

                               Robert A. Waldman
                   10670 North Central Expressway, Suite 600
                      Dallas, Texas 75231  (214) 692-4700
             ------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 6, 1998
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.    [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       (Continued on the following pages)

CUSIP No. 393648100              SCHEDULE 13D              Page 2 of 8 Pages





-------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        American Realty Trust, Inc.
        54-0697989
-------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [X]
                                                                                                            (b) [ ]

-------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        WC/OO

-------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                                                   [ ]

-------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Georgia
-------------------------------------------------------------------------------------------------------------------
                 7       SOLE VOTING POWER

 NUMBER OF               97,500
   SHARES        --------------------------------------------------------------------------------------------------
BENEFICIALLY     8       SHARED VOTING POWER
  OWNED BY
    EACH                 -0-
  REPORTING      --------------------------------------------------------------------------------------------------
   PERSON        9       SOLE DISPOSITIVE POWER
    WITH
                         97,500
                 --------------------------------------------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                         -0-
-------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        97,500

-------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                   [ ]

-------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.5%

-------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO

-------------------------------------------------------------------------------------------------------------------

CUSIP No. 393648100                 SCHEDULE 13D               Page 3 of 8 Pages





-------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Basic Capital Management, Inc.
        75-23322719
-------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [X]
                                                                                                            (b) [ ]
-------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        WC/OO

-------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                                                   [ ]

-------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada
-------------------------------------------------------------------------------------------------------------------
                 7       SOLE VOTING POWER

 NUMBER OF               141,260
   SHARES        --------------------------------------------------------------------------------------------------
BENEFICIALLY     8       SHARED VOTING POWER
  OWNED BY
    EACH                 -0-
  REPORTING      --------------------------------------------------------------------------------------------------
   PERSON        9       SOLE DISPOSITIVE POWER
    WITH
                         141,260
                 --------------------------------------------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                         -0-
-------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        141,260

-------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                   [X]

-------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.2%


-------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO

-------------------------------------------------------------------------------------------------------------------

CUSIP No. 393648100                 SCHEDULE 13D            Page 4 of 8 Pages





-------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Nevada Sea Investments, Inc.
        75-2604949
-------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [X]
                                                                                                            (b) [ ]
-------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF/WC/OO

-------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                                                   [ ]

-------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada
-------------------------------------------------------------------------------------------------------------------
                 7       SOLE VOTING POWER

 NUMBER OF               72,800
   SHARES        --------------------------------------------------------------------------------------------------
BENEFICIALLY     8       SHARED VOTING POWER
  OWNED BY
    EACH                 -0-
  REPORTING      --------------------------------------------------------------------------------------------------
   PERSON        9       SOLE DISPOSITIVE POWER
    WITH
                         72,800
                 --------------------------------------------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                         -0-
-------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        72,800

-------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                   [ ]

-------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.1%

-------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO

-------------------------------------------------------------------------------------------------------------------

CUSIP No. 393648100                   SCHEDULE 13D           Page 5 of 8 Pages





-------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Davister Corp.
        75-2338496
-------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [X]
                                                                                                            (b) [ ]
-------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF/OO

-------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                                                   [ ]

-------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada
-------------------------------------------------------------------------------------------------------------------
                 7       SOLE VOTING POWER

 NUMBER OF               251,200
   SHARES        --------------------------------------------------------------------------------------------------
BENEFICIALLY     8       SHARED VOTING POWER
  OWNED BY
    EACH                 -0-
  REPORTING      --------------------------------------------------------------------------------------------------
   PERSON        9       SOLE DISPOSITIVE POWER
    WITH
                         251,200
                 --------------------------------------------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                         -0-
-------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        251,200

-------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                   [ ]

-------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.8%

-------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO

-------------------------------------------------------------------------------------------------------------------

CUSIP No. 393648100                  SCHEDULE 13D            Page 6 of 8 Pages





-------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        International Health Products, Inc.
        75-2302531
-------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [X]
                                                                                                            (b) [ ]
-------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF/OO

-------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                                                   [ ]

-------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada
-------------------------------------------------------------------------------------------------------------------
                 7       SOLE VOTING POWER

 NUMBER OF               249,085
   SHARES        --------------------------------------------------------------------------------------------------
BENEFICIALLY     8       SHARED VOTING POWER
  OWNED BY
    EACH                 -0-
  REPORTING      --------------------------------------------------------------------------------------------------
   PERSON        9       SOLE DISPOSITIVE POWER
    WITH
                         249,085
                 --------------------------------------------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER

                         -0-
-------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        249,085

-------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                   [ ]

-------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.8%

-------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO

-------------------------------------------------------------------------------------------------------------------

CUSIP No. 393648100                SCHEDULE 13D              Page 7 of 8 Pages





-------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Institutional Capital Corporation
        75-2442090
-------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [X]
                                                                                                            (b) [ ]
-------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        AF/OO

-------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                                                   [ ]

-------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada
-------------------------------------------------------------------------------------------------------------------
                 7       SOLE VOTING POWER

 NUMBER OF               242,500
   SHARES        --------------------------------------------------------------------------------------------------
BENEFICIALLY     8       SHARED VOTING POWER
  OWNED BY
    EACH                 -0-
  REPORTING      --------------------------------------------------------------------------------------------------
   PERSON        9       SOLE DISPOSITIVE POWER
    WITH
                         242,500
                 --------------------------------------------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                         -0-
-------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        242,500

-------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                   [X]

-------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.7%

-------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO

-------------------------------------------------------------------------------------------------------------------

CUSIP No. 393648100               SCHEDULE 13D               Page 8 of 8 Pages





-------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Gene E. Phillips

-------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [X]
                                                                                                            (b) [ ]
-------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS

-------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                                                   [ ]

-------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Texas
-------------------------------------------------------------------------------------------------------------------
                 7       SOLE VOTING POWER

 NUMBER OF               -0-
   SHARES        --------------------------------------------------------------------------------------------------
BENEFICIALLY     8       SHARED VOTING POWER
  OWNED BY
    EACH                 -0-
  REPORTING      --------------------------------------------------------------------------------------------------
   PERSON        9       SOLE DISPOSITIVE POWER
    WITH
                         -0-
                 --------------------------------------------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                         -0-
-------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        -0-

-------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                   [X]

-------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        -0-

-------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN

-------------------------------------------------------------------------------------------------------------------

GREENBRIAR CORPORATION
CUSIP NO. 393 648 100

ITEM 1.    SECURITY AND ISSUER

       This statement relates to the Common Stock, $.01 par value (the "Shares"), of Greenbriar Corporation (the "Company"). The principal executive offices of the Company are located at 4265 Kellway Circle, Addison, Texas 75244.


ITEM 2.    IDENTITY AND BACKGROUND

       This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM"), Nevada Sea Investments, Inc. ("NSI"), International Health Products, Inc. ("IHPI"), Davister Corp. ("Davister"), Institutional Capital Corporation ("ICC"), and Gene E. Phillips (collectively, the "Reporting Persons"). This statement amends the Schedule 13D filing made by these Reporting Persons on April 9, 1998.

       BCM owns approximately 53.2% of the outstanding securities of ART and serves as the advisor to ART. NSI is a wholly owned subsidiary of BCM. BCM is beneficially owned by a trust established for the benefit of the children of Gene E. Phillips (the "May Trust"), who formerly served as Chief Executive Officer (1989 - 1992) and Chairman of the Board of Directors (1989) of BCM, and as Chief Executive Officer (1982 - 1991) and Chairman of the Board of Directors (1984 - 1992) of ART. Although Mr. Phillips no longer serves as an officer or director of BCM or ART, he continues to have substantial contact with the management of BCM and has a significant influence on its advisory services and investment decisions as a representative of the May Trust. In addition, BCM's Treasurer, who is responsible for the purchase and disposition of securities for BCM, is also an officer of ART and NSI and manages investments in securities for those entities as well as BCM.

       IHPI is owned by a separate trust established for the benefit of the wife and children of Gene E. Phillips (the "Martin Trust"). IHPI is managed by F. Terry Shumate, who also manages several other private entities owned by Mr. Phillips or his family trusts. Mr. Shumate consults on a regular basis with Mr. Phillips and/or BCM's Treasurer regarding investments in marketable securities by IHPI. IHPI generally makes such investments with funds borrowed from BCM.

       Davister and ICC are each owned by different parties but share the same principal place of business and the same principal office as IHPI. Davister and ICC are managed by the same personnel who manage IHPI and other private companies owned by Gene E. Phillips or his family trusts. These personnel consult on a regular basis with Mr. Phillips and/or BCM's Treasurer regarding investments in marketable securities by Davister and ICC. Davister and ICC generally make such investments with funds borrowed from BCM.

       In April 1997, ICC issued preferred stock: (i) to BCM to repay advances in the amount of $3,909,941; and (ii) to IHPI in the amount of $3,361,889 to repay its debt to IHPI under an existing note. In December 1997, IHPI transferred its ICC preferred stock to BCM to repay advances made to IHPI by BCM.


       (I) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investments in real estate and in other business ventures. The principal place of business and principal office of ART are located at 10670 North Central Expressway, Suite 300, Dallas, Texas 75231.

       The following is a list of each executive officer and director of ART:

Name                                   Positions
----                                   ---------
Al Gonzalez                            Director

Cliff Harris                           Director

Roy E. Bode                            Director

Karl L. Blaha                          Director/President

Thomas A. Holland                      Executive Vice President and
                                       Chief Financial Officer

Bruce A. Endendyk                      Executive Vice President

Randall M. Paulson                     Executive Vice President

Robert A. Waldman                      Senior Vice President,
                                       Secretary and General
                                       Counsel

Drew D. Potera                         Vice President and Treasurer

       Mr. Gonzalez's business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez's present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

       Mr. Harris's business address is 2838 Woodside Street, Dallas, Texas 75204. Mr. Harris's present principal occupation is President of Energy Transfer Group, L.L.C. Mr. Harris is a citizen of the United States of America.

       Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizen of the United States of America.

       Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Commercial Asset Management of BCM. Mr. Blaha is a citizen of the United States of America.

       Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

       Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

       Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

       Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, Secretary and General Counsel of BCM. Mr. Waldman is a citizen of the United States of America.

       Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President and Treasurer of BCM. Mr. Potera is a citizen of the United States of America.


       (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

       BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                   Positions
----                                   ---------
Ryan T. Phillips                       Director

Mickey Ned Phillips                    Director

Randall M. Paulson                     President

Thomas A. Holland                      Executive Vice President and
                                       Chief Financial Officer

Clifford C. Towns, Jr.                 Executive Vice President -
                                       Finance

Karl L. Blaha                          Executive Vice President -
                                       Commercial Asset Management

Bruce A. Endendyk                      Executive Vice President

A. Cal Rossi, Jr.                      Executive Vice President

Cooper B. Stuart                       Executive Vice President

Dan S. Allred                          Senior Vice President - Land
                                       Development

Robert A. Waldman                      Senior Vice President, General
                                       Counsel and Secretary

Drew D. Potera                         Vice President and Treasurer

       Information with respect to Messrs. Paulson, Holland, Blaha, Endendyk, Waldman and Potera is disclosed in (I) above.

       Mr. R. Phillips's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips's present principal occupation is an independent real estate investor. Mr. Phillips is a citizen of the United States of America.

       Mr. M. Phillips's business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. Phillips's present principal occupation is owner of Phillips Remodeling Co. Mr. Phillips is a citizen of the United States of America.

       Mr. Towns's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns's present principal occupation is Executive Vice President - Finance of BCM. Mr. Towns is a citizen of the United States of America.

       Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

       Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

       Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President - Land Development of BCM. Mr. Allred is a citizen of the United States of America.


       (III) NSI is a corporation organized and existing under the laws of the State of Nevada. NSI's principal business activity is investments in real estate and marketable securities. Its principal place of business and principal office are located at 10670 North Central Expressway, Suite 501, Dallas, Texas 75231.

       NSI is owned by BCM. The directors and executive officers of NSI are as follows:

Name                                   Positions
----                                   ---------

Randall M. Paulson                     Director and President

Robert A. Waldman                      Director and Secretary

Bruce A. Endendyk                      Vice President

Drew D. Potera                         Treasurer

       Information with respect to Messrs. Paulson, Waldman, Endendyk and Potera is disclosed in (I) above.


       (IV) IHPI is a corporation organized and existing under the laws of the State of Nevada. IHPI's principal business activity is investments in real estate and marketable securities. IHPI's principal place of business and its principal office are located at 10670 North Central Expressway, Suite 410, Dallas, Texas 75231.

       IHPI is owned by the Martin Trust, which was established for the benefit of the wife and children of Gene E. Phillips. The directors and executive officers of IHPI are as follows:

Name                                   Positions
----                                   ---------
F. Terry Shumate                       Director, President and Treasurer

Diane L. Shovary                       Secretary

       Mr. Shumate's business address is 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Mr. Shumate's present principal occupation is Vice President of Syntek West, Inc., a private company which is wholly owned by Gene
E. Phillips. Mr. Shumate is a citizen of the United States of America.

       Ms. Shovary's business address is 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Ms. Shovary's present principal occupation is Accounts Payable Manager of Syntek West, Inc. and other private companies owned by Gene
E. Phillips or his family trusts. Ms. Shovary is a citizen of the United States of America.


       (V) Davister is a corporation organized and existing under the laws of the State of Nevada. Davister's principal business activity is investments in real estate and marketable securities, and its day-to-day operations are managed by F. Terry Shumate. Its principal place of business and its principal office are located at 10670 North Central Expressway, Suite 410, Dallas, Texas 75231.

       Davister is owned by a group of eleven individuals. F. Terry Shumate owns 18% of Davister and is the largest shareholder of the company. The directors and executive officers of Davister are as follows:

Name                                   Positions
----                                   ---------
Ronald F. Akin                         Director, President, Secretary and
                                       Treasurer

Ronald F. Bruce                        Director

       Mr. Akin's business address is 10670 North Central Expressway, Suite 405, Dallas, Texas 75231. Mr. Akin's present principal occupation is President of Sunridge Management Group, Inc., a company that provides real estate management services to the various real estate entities advised by BCM as well as other unrelated entities. Mr. Akin is a citizen of the United States of America.

       Mr. Bruce's business address is 10670 North Central Expressway, Suite 401, Dallas, Texas 75231. Mr. Bruce's present principal occupation is President of Grapat Group Incorporated, a company that provides real estate management services to the real estate entities advised by BCM as well as other unrelated entities. Mr. Bruce is a citizen of the United States of America.


       (VI) ICC is a corporation organized and existing under the laws of the State of Nevada. ICC's principal business activity is investments in real estate and marketable securities, and its day-to-day operations are managed by F. Terry Shumate. ICC's principal place of business and its principal office are located at 10670 North Central Expressway, Suite 410, Dallas, Texas 75231.

       The common stock of ICC is owned by Electrical Networks, Inc. and Starr Investments. The preferred stock of ICC is owned by BCM. The directors and executive officers of ICC are as follows:

Name                                   Positions
----                                   ---------
J.T. Tackett                           Director, Chairman and Chief
                                       Executive Officer

E. Wayne Starr                         Director, President and Treasurer

Mary K. Willett                        Secretary

       Mr. Tackett's business address is Electrical Networks, Inc., 2521 Weaver Street, Suite A, Fort Worth, Texas 76117. Mr. Tackett's present principal occupation is electrical contractor. Mr. Tackett is a citizen of the United States of America.

       Mr. Starr's business address is Century 21 -- Starr Associates, Inc., 418 East Cooper Avenue, Suite 202, Aspen, Colorado 81611. Mr. Starr's present principal occupation is real estate investments. Mr. Starr is a citizen of the United States of America.

       Ms. Willett's business address is 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Ms. Willett's present principal occupation is Controller of Syntek West, Inc. and other private companies owned by Gene E. Phillips or his family trusts. Ms. Willett is a citizen of the United States of America.


       (VII) Gene E. Phillips's principal business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips's present principal occupation is investments in real estate. Mr. Phillips is a citizen of the United States of America.


       During the last five (5) years, (i) none of the persons enumerated in (I) through (VII) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       The aggregate amount of funds used by ART to purchase Shares of the Company is $1,622,430. The sources of such funds are from ART's working capital and margin loans extended by the broker-dealers disclosed under Item 6 below.

       The aggregate amount of funds used by BCM to purchase Shares of the Company is $2,204,361. The sources of such funds are from BCM's working capital and margin loans extended by the broker-dealers disclosed under Item 6 below.

       The aggregate amount of funds used by NSI to purchase Shares of the Company is $1,249,205. The sources of such funds are from NSI's working capital and margin loans extended by the broker-dealers disclosed under Item 6 below.

       The aggregate amount of funds used by Davister to purchase Shares of the Company is $4,834,948. Davister acquired 125,000 Shares of the Company from ICC in return for a promissory note. The sources of the funds used to acquire the remaining Shares of the Company owned by Davister were loans extended by the broker-dealers disclosed under Item 6 below and advances made by BCM pursuant to a $10,000,000 Revolving Credit Note dated May 1, 1992. All of the common stock of Davister was pledged to BCM as collateral for the Revolving Credit Note. Davister has since repaid its borrowings from BCM under the Revolving Credit Note.

       The aggregate amount of funds used by ICC to purchase Shares of the Company is $3,938,602. ICC acquired 237,149 Shares as payment of interest and principal on a promissory note from JRG Investment Company, Inc., as disclosed in Item 6 below. ICC transferred 116,149 Shares of the Company that it acquired from JRG Investment Company, Inc. to IHPI as payment on a promissory note from ICC to IHPI. The sources of the funds used to acquire the remaining Shares of the Company owned by ICC were margin loans extended by the broker-dealers disclosed under Item 6 below and advances made by BCM pursuant to a $10,000,000 Revolving Credit Note dated January 15, 1996. ICC has since repaid its borrowings from BCM under the Revolving Credit Note. ICC issued preferred stock to BCM to satisfy $3,909,941 of its indebtedness under the Revolving Credit Note.

       The aggregate amount of funds used by IHPI to purchase Shares of the Company is $4,103,142. As disclosed in Item 6 below, IHPI acquired 116,149 Shares of the Company from ICC in satisfaction of a promissory note from ICC to IHPI in the amount of $2,090,682. The sources of the funds used to acquire the remaining Shares of the Company owned by IHPI were margin loans extended by the broker-dealers disclosed under Item 6 below, and advances made by BCM pursuant to a $7,500,000 Revolving Credit Note dated June 30, 1996. IHPI has since repaid its borrowings from BCM under the Revolving Credit Note by, among other things, transferring its ICC preferred stock to BCM.

       Syntek Finance Corporation, a subsidiary of Syntek West, Inc., which is wholly owned by Gene E. Phillips, now provides working capital loans to IHPI, Davister, and ICC.

ITEM 4.    PURPOSE OF TRANSACTION

       Each of the Reporting Persons owning Shares acquired the Shares described in Item 5 below in order to obtain a significant investment position in the Company. The Reporting Persons have no present plans or proposals to acquire additional Shares of the Company or dispose of any or all of the Shares now owned by the Reporting Persons, but each of the Reporting Persons reserves the right to acquire additional Shares of the Company or dispose of any or all of the Shares of the Company now owned based on such Reporting Person's evaluation of the Company's business prospects and financial condition, the market for Shares of the Company, the availability of other investment opportunities, general economic conditions, and other future developments. Any such further purchase or disposition of Shares of the Company may be made in the open market, in privately negotiated transactions, or otherwise.

       None of the Reporting Persons has any present plan or proposal which relates to or would result in:

       (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

       (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

       (c) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

       (d) any material change in the present capitalization or dividend policy of the Company;

       (e) any other material change in the Company's business or corporate structure;

       (f) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which might impede the acquisition of control of the Company by any person;

       (g) Shares of the Company being delisted from the American Stock
       Exchange;

       (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

       (i) any action similar to any of those enumerated above.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

       (a) Share Ownership

       The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                             Shares Owned Directly
                             ---------------------

                                    Number                      Percent of
Name                              of Shares                      Class (1)
----                              ---------                      ---------
ART                                  97,500                         1.5%
BCM                                 141,260                         2.2%
NSI                                  72,800                         1.1%
IHPI                                249,085                         3.8%
Davister                            251,200                         3.8%
ICC                                 242,500                         3.7%

Total                             1,054,345                        16.1%

                           Shares Owned Beneficially
                           -------------------------

                                    Number                      Percent of
Name                              of Shares                      Class (1)
----                              ---------                      ---------
ART                                  97,500                         1.5%
BCM (2)                           1,054,345                        16.1%

NSI                                  72,800                         1.1%
IHPI                                249,085                         3.8%
Davister                            251,200                         3.8%
ICC (3)                             242,500                         3.7%
Gene E. Phillips (4)              1,054,345                        16.1%

Total Shares
beneficially
owned by Reporting
Persons                           1,054,345                        16.1%

        (1) Percentage calculations are based upon 6,547,049 Shares outstanding on November 17, 1997.

        (2) May be deemed to be a beneficial owner of the Shares held directly by ART, NSI, IHPI, Davister and ICC by virtue of the relationships with these entities described in Item 2.

        (3) Does not include any Shares of the Company held by JRG Investment Company, Inc., the outstanding stock of which is pledged to ICC as collateral for a promissory note, as disclosed in Item 6 below.

        (4) May be deemed to be a beneficial owner of the Shares held directly by ART, BCM, NSI, IHPI, Davister and ICC by reason of the relationships with those entities described in Item 2.

        (b) Voting and Disposition Power

        Each of the directors of ART shares voting and disposition power over all of the Shares owned by ART. Each of the directors of BCM shares voting and disposition power over all of the Shares held by BCM. Each of the directors of NSI shares voting and disposition power over all of the Shares owned by NSI. Although the directors of BCM, ART and NSI have not agreed that these companies will act in concert with each other or with any other Reporting Person with respect to the acquisition or disposition of Shares of the Company, Gene E. Phillips and BCM may have the ability to influence the voting and disposition of the Shares of the Company held by ART and NSI by reason of the relationships described herein.

        Gene E. Phillips, as a representative of the May Trust, has a significant influence on decisions relating to the purchase and disposition of securities made by BCM, ART and NSI. Drew D. Potera, who manages investments in securities made by BCM as the Treasurer of that entity, also manages investments in securities made by ART and NSI as an officer of each of those companies. Mr. Potera consults with Mr. Phillips regarding investments made by BCM, ART and NSI.

       Each of the directors of IHPI shares voting and disposition power over all of the Shares held by IHPI. Each of the directors of Davister shares voting and disposition power over all of the Shares held by Davister. Each of the directors of ICC shares voting and disposition power over all of the Shares owned by ICC. Although the directors of IHPI, Davister and ICC have not agreed that IHPI, Davister and ICC will act in concert with each other or with any other Reporting Person with respect to the acquisition or disposition of Shares of the Company, Gene E. Phillips and BCM may have the ability to influence the voting and disposition of the Shares held by each of such companies by reason of the relationships described herein.

       F. Terry Shumate, who is a director of IHPI and makes investments for that entity, also makes investments on behalf of Davister and ICC. Mr. Shumate consults on a regular basis with Gene E. Phillips and/or BCM's Treasurer with respect to the purchase and disposition of marketable securities on behalf of IHPI, Davister and ICC. In addition, IHPI, Davister and ICC have generally made their investments in marketable securities with funds borrowed from BCM under lines of credit extended by BCM to each of those companies. Syntek Finance Corporation also provides working capital loans to IHPI, Davister and ICC.

       (c) Transactions in Securities

       No transactions in the Shares were effected by the Reporting Persons during the past 60 days.


ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
           ISSUER

       (I) Loan from ICC to JRG Investment Company, Inc.

       ICC holds 2,500 shares of JRG Investment Company, Inc. ("JRG"), which constitutes all of the issued and outstanding stock of JRG, as collateral for a promissory note in the amount of $5,700,000 from JRG to ICC. JRG is owned by James R. Gilley, the Chief Executive Officer of the Company and the Chairman of its Board of Directors. Prior to 1997, the $5,700,000 promissory note from JRG to ICC was also collateralized by 1,210,100 Shares of the Company owned by JRG.

       The pledge agreement between James R. Gilley and ICC does not provide ICC with the power to vote or direct the vote of any Shares of the Company. ICC has the power to dispose or direct the disposition of the shares of JRG only if there is an event of default under the terms of the agreement.

       The pledge agreement between James R. Gilley and ICC arose in connection with the following series of transactions:

       On May 23, 1991, Syntek Finance Corporation sold 1,714,113 shares of non-voting Series A preferred stock of the Company to JRG in return for a promissory note in the amount of $1,686,471. The 1,714,113 shares of preferred stock were pledged as collateral for the note. Also on May 23, 1991, IHPI sold 87,272 Shares of the Company and stock purchase warrants to purchase 830,000 Shares of the Company to JRG in return for a promissory note in the amount of $3,313,529. The 87,272 Shares and the stock purchase warrants purchased by JRG were pledged as collateral for the note to IHPI.

       Syntek Finance Corporation subsequently pledged the $1,686,471 promissory note from JRG, together with two promissory notes from Gene E. Phillips, to ART as collateral for a $3,840,000 loan from ART to Syntek Finance Corporation. During the second quarter of 1992, ART foreclosed on the three promissory notes pledged as collateral. In September 1992, ART sold the three notes to ICC for $4,100,000, consisting of $200,000 in cash and a promissory note from ICC in the amount of $3,900,000. The three promissory notes sold to ICC were pledged as collateral for the $3,900,000 note from ICC to ART.

       On September 30, 1992, ICC made a $1,900,000 payment to ART, and ART released its security interest in the $1,686,471 note from JRG. ICC made the $1,900,000 payment with funds borrowed from BCM, which it subsequently repaid.

       At the same time that it acquired the $1,686,471 JRG note from ART, ICC also acquired the $3,313,529 JRG note from IHPI in return for a promissory note in the same principal amount.

       After acquiring the two promissory notes issued by JRG, ICC released the stock purchase warrants and 1,037,500 shares of the preferred stock held as collateral to enable JRG to tender such shares of preferred stock to the Company for redemption at $1.00 per share and use the proceeds to exercise the stock purchase warrants to purchase 830,000 Shares of the Company.

       On November 9, 1992, the two promissory notes from JRG were consolidated into a new five-year promissory note from JRG to ICC in the amount of $5,700,000. In consideration of this consolidation and extension of the two notes, JRG transferred 87,272 Shares of the Company to ICC. As security for the consolidated note, JRG pledged 1,210,000 Shares of the Company, 905,507 shares of non-voting Series A preferred stock of the Company, and a $600,000 note payable to JRG from a third party. In addition, James R. Gilley pledged all of the outstanding shares of JRG as security for the consolidated note.

       On May 23, 1994 and May 31, 1995, JRG made interest payments on the $5,700,000 promissory note by transferring shares of preferred stock of the Company to ICC. ICC subsequently delivered 1,085,000 shares of preferred stock to the Company for redemption at $1.00 per share. ICC did not receive payment for the shares of preferred stock, and sold the $1,085,000 receivable from the Company to NSI. The Company then transferred a judgment that it held against Wespac Investors Trust III, a real estate investment company, to NSI in satisfaction of the receivable.

       On February 11 and March 10, 1997, JRG transferred 237,149 Shares of the Company to ICC to pay interest on the $5,700,000 promissory note and to reduce the principal amount by $2,703,627. On April 30, 1997, ICC transferred 116,149 of the Shares received from JRG to IHPI in partial payment of the note that it issued to IHPI on September 30, 1992.

       On April 22, 1997, ICC released its security interest in the remaining 972,851 Shares of the Company that it held as collateral under the pledge agreement with JRG.

       As of December 31, 1997, the outstanding principal amount of the promissory note from JRG to ICC was $2,996,373.

       (II) Pledges.

       As of April 8, 1998, ART had pledged 97,500 Shares of the Company to secure margin debt at the following firms in the following amounts: 38,600 Shares to Bear Stearns & Co., Inc.; 7,100 Shares to Deutsche Morgan Grenfell; 7,100 Shares to Dean Witter; 2,500 Shares to First Southwest; 7,100 Shares to McDonald & Company; 7,100 Shares to Principal Financial

Securities, Inc.; and 28,000 Shares to Wedbush Morgan Securities. As of November 6, 1998, no Shares of the Company owned by ART were subject to any pledge agreement.

       As of April 8, 1998, BCM had pledged 82,860 Shares of the Company to secure margin debt at the following firms in the following amounts: 1,500 Shares to American Express; 33,000 Shares to Bear Stearns & Co., Inc.; 4,200 Shares to Dean Witter; 1,000 Shares to Hambrecht & Quist LLC; 8,260 Shares to J.C. Bradford; 2,000 Shares to Legg Mason Wood Walker; 3,000 Shares to Morgan Keegan & Company, Inc.; 10,000 Shares to Rauscher Pierce Refsnes, Inc.; 2,000 Shares to Raymond James Associates, Inc.; 900 Shares to Regions Investment Company, Inc.; 4,500 Shares to Southland Securities Corporation; 3,500 Shares to Principal Financial Securities, Inc.; 8,000 Shares to Wedbush Morgan Securities; and 1,000 Shares to Wheat First Butcher Singer. In addition, as of April 8, 1998, BCM had pledged 26,400 Shares of the Company to NationsBank as collateral for a loan to a private company in which NSI holds an interest. As of November 6, 1998, no Shares of the Company owned by BCM were subject to any pledge agreement.

       As of April 8, 1998, NSI had pledged 72,800 Shares of the Company to secure margin debt at the following firms in the following amounts: 25,600 Shares to Rauscher Pierce Refsnes, Inc.; and 47,200 Shares to Wedbush Morgan Securities. As of November 6, 1998, no Shares of the Company owned by NSI were subject to any pledge agreement.

       As of April 8, 1998, IHPI had pledged 205,449 Shares of the Company to secure margin debt at the following firms in the following amounts: 20,000 Shares to BA Investment Services, Inc.; 16,000 Shares to Bear Stearns & Co., Inc.; 6,800 Shares to Chatfield Dean & Co., Inc.; 20,000 Shares to Cutter & Company, Inc.; 31,500 Shares to Everen Securities; 20,000 Shares to Legg Mason Wood Walker; 36,149 Shares to McDonald & Company; 35,000 Shares to Morgan Keegan & Company, Inc.; and 20,000 Shares to Principal Financial Securities, Inc. In addition, as of April 8, 1998, IHPI had pledged 43,636 Shares of the Company to NationsBank as collateral for a loan to a private company in which NSI holds an interest. As of November 6, 1998, no Shares of the Company owned by IHPI were subject to any pledge agreement.

       As of April 8, 1998, ICC had pledged 237,500 Shares of the Company to secure margin debt at the following firms in the following amounts: 73,900 Shares to Bear Stearns & Co., Inc.; 20,000 Shares to J.C. Bradford; 20,000 Shares to Hambrecht & Quist LLC; 39,100 Shares to Prudential Securities,

Inc.; 40,000 Shares to Rauscher Pierce Refsnes, Inc.; and 44,500 Shares to Wedbush Morgan Securities. As of November 6, 1998, no Shares of the Company owned by ICC were subject to any pledge agreement.

       As of April 8, 1998, Davister had pledged 251,200 Shares of the Company to secure margin debt at the following firms in the following amounts: 95,000 Shares to Bear Stearns & Co., Inc.; 69,100 Shares to Rauscher Pierce Refsnes, Inc.; and 87,100 Shares to Southland Securities Corporation. As of November 6, 1998, no Shares of the Company owned by Davister were subject to any pledge agreement.

       In connection with its interest in a third-party bankruptcy, Davister has placed certain Shares of the Company in an escrow account. ICC and IHPI have also placed Shares of the Company in this escrow account on behalf of Davister.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

       (1) Extended and Consolidated Pledge Agreement between JRG and M.S. Holding Co., Corp. (predecessor to ICC).

       (2) Pledge Agreement between James R. Gilley and M.S. Holding Co., Corp. (predecessor to ICC).

       (3)    Revolving Credit Note dated June 30, 1996, from IHPI to BCM.

       (4) Revolving Credit Note dated May 1, 1992, from Davister to National Realty Advisors, Inc. (predecessor to BCM).

       (5) Revolving Credit Note dated January 15, 1996, from M.S. Holding Co., Corp. (predecessor to ICC) to BCM.

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 6, 1998



                                             AMERICAN REALTY TRUST, INC.



                                         By:   /s/ Karl L. Blaha
                                             -----------------------------------
                                             Karl L. Blaha
                                             President


                                             BASIC CAPITAL MANAGEMENT, INC.



                                         By:   /s/ Drew D. Potera
                                             -----------------------------------
                                             Drew D. Potera
                                             Vice President and Treasurer


                                             NEVADA SEA INVESTMENTS, INC.



                                         By:   /s/ Randall M. Paulson
                                             -----------------------------------
                                             Randall M. Paulson
                                             President


                                             DAVISTER CORP.


                                         By:   /s/ Ronald F. Akin
                                             -----------------------------------
                                             Ronald F. Akin
                                             President

                                             INSTITUTIONAL CAPITAL CORPORATION



                                         By:   /s/ Mary K. Willett
                                             -----------------------------------
                                             Mary K. Willett
                                             Secretary


                                             INTERNATIONAL HEALTH PRODUCTS, INC.


                                         By:   /s/ Diane L. Shovary
                                             -----------------------------------
                                             Diane L. Shovary
                                             Secretary


                                             GENE E. PHILLIPS


                                               /s/ Gene E. Phillips
                                             -----------------------------------